UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 000-55716

Trilogy International Partners Inc.
(Translation of registrant's name into English)

155 - 108th Avenue NE, Suite 400, Bellevue, Washington 98004
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Exhibits 99.1 and 99.2 to this report on Form 6-K shall be deemed to be filed and incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-218631) and Registration Statement on Form F-10 (File No. 333-233287) and to be a part of each thereof from the date on which said exhibits are filed with this report, to the extent not superseded by documents subsequently filed or furnished.

SUBMITTED HEREWITH

Exhibits

99.1	Interim Management's Discussion and Analysis for the period ended September 30, 2019
99.2	Interim Financial Statements for the period ended September 30, 2019
99.3	Form 52-109F2 - Certification of Interim Filings - CEO
99.4	Form 52-109F2 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILOGY INTERNATIONAL PARTNERS INC.
(Registrant)

Date: November 6, 2019	By:	/s/ Erik Mickels
Erik Mickels

	Title:	Senior Vice President and Chief Financial Officer